UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number 0-22010

A.	THOMAS GROUP, INC.
401(k) Savings Plan
(Full title of the Plan)

B.	THOMAS GROUP, INC.
5221 North O’Connor Boulevard
Suite 500
Irving, Texas 75039
(Name and address of issuer of the securities held pursuant
to the Plan and the address of its principal executive office)

Index to Financial Statements, Schedules and Exhibits

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Dated:  June 26, 2008

THOMAS GROUP, INC. 401(k) SAVINGS PLAN

(Name of Plan)

/s/ Earle Steinberg

Earle Steinberg
President and Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Compensation and Corporate Governance Committee
Thomas Group, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Thomas Group, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in its net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

Dallas, Texas
June 25, 2008

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006
ASSETS:
Cash	$63,831	$36,673

Investments, at fair value:
Mutual funds	19,531,588	16,719,952
Money market funds	2,341,919	1,645,323
Self-directed accounts	1,036,284	1,090,280
Thomas Group, Inc. common stock	220,337	387,521
Participant loans	47,736	59,978
Total investments	23,177,864	19,903,054

Total assets	23,241,695	19,939,727

LIABILITIES	—	—

Net assets available for benefits	$23,241,695	$19,939,727

See accompanying notes to these financial statements.

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Dividends and interest	2,163,917

Contributions:
Participant contributions and rollovers	2,086,611
Employer	962,438
Total contributions	3,049,049

Total additions	5,212,966

DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:
Net decrease in fair value of investments	726,058
Benefits paid directly to participants	1,160,904
Administrative expenses	24,036
Total deductions	1,910,998

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,301,968

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	19,939,727

End of year	$23,241,695

See accompanying notes to these financial statements.

THOMAS GROUP, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.     DESCRIPTION OF PLAN

The following description of the Thomas Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. For a more complete description of the Plan’s provisions, participants should refer to the Summary Plan Description.

General

The Plan is a salary deferral plan which was established January 1, 1990, and amended and restated January 1, 2002 and amended December 20, 2006. The Plan covers all employees of Thomas Group, Inc. (the “Company” or the “Employer”), excluding hourly and leased employees. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration

The Plan is administered by the Company. Milliman, Inc. (“Milliman”) is the Plan’s recordkeeper. The Charles Schwab Trust Company (“CSTC”) holds substantially all the Plan’s assets and is the Trustee.

Contributions

Each year, participants may contribute to the Plan, through periodic payroll deductions, up to 35% of their pre-tax annual compensation, as defined by the Plan, up to the annual deferral limit allowed for U.S. federal income taxes, which was $15,500 for 2007. A catch-up provision allows participants aged 50 by December 31, 2007 to contribute additional deferred amounts. The catch up limit was $5,000 for 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Each year the Company may elect to provide a matching contribution to the Plan based on the amount of participant pre-tax contributions. The target matching contribution will be in accordance with the following schedule:

Years of Benefit Service	Matching Contribution as a Percentage Of Participant Pre-Tax Contributions

0-3	10%
4-5	25%
6-9	50%
10 or more	75%

Profit Sharing

The Company may also elect to provide a profit sharing contribution to the Plan. There were no discretionary profit-sharing contributions in 2007.

Participant Accounts

Each participant’s account is credited or charged with: a) all the contributions, forfeitures of the non-vested portion of terminated participants’ accounts, withdrawals and other distributions made to or from such accounts; and, b) its pro rata portion of the appreciation or depreciation in the fair market value of each investment. Such appreciation or depreciation will reflect investment income, realized and unrealized gains and losses, other investment transactions, and expenses paid from each specific investment.

Vesting

Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Participants vest in employer contributions based on years of continuous service with the Company, at a rate of 20 percent a year. A participant is 100% vested after five years of credited service. A participant is also 100% vested upon reaching age 65 or if employment is terminated by reason of total and permanent disability or death.

Investment Options

Upon enrollment into the Plan, a participant may direct his or her participant contributions in any whole percentage increment to the Company’s common stock or any of the mutual fund and money market investment options offered by CSTC. Participants may also direct their contributions into a self-directed brokerage account available through CSTC. Participants may change the allocation of their existing funds and future contributions at any time. Employer contributions are invested in the same percentages as the employee contributions.

Payment of Benefits

Participants whose employment terminates for any reason (except retirement, death or disability) are entitled to receive the vested portion of their account in the form of a lump sum payment.

Participant Loans

A participant may apply to the Plan administrator for a loan under the Plan. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance on the date of loan request. The loans will bear interest equal to the prime rate published in the Wall Street Journal on the day of the loan request. Repayments are made through mandatory payroll deductions, not to exceed five years, unless the loan was to purchase a home, in which case, repayment is 15 years. Participant loans are collateralized by the respective participant accounts.

Hardship Withdrawals

Upon demonstrated financial need, as defined in the Plan, hardship withdrawals are allowed only from the participant’s cumulative pre-tax contributions made to the Plan.

Forfeitures

Participants who terminate employment prior to being fully vested in Company matching contributions forfeit non-vested amounts. Forfeited non-vested accounts were approximately $13,481 and $31,000 at December 31, 2007 and 2006, respectively. Forfeitures of a participant’s employer matching contributions may be used to either reduce future Company matching and profit-sharing contributions to the Plan or to pay plan administrative expenses. Forfeitures of Company profit-sharing contributions are reallocated among all remaining participants.

Administrative Expenses

The Company has paid, at its discretion, the administrative expenses of the Plan. Administrative expenses incurred were approximately $70,000, net of forfeitures, in 2007.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 30, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “Code”), and therefore the related trust is exempt from taxation.

2.     SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements and supplemental schedule are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Valuation of Investments

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Payment of Benefits

Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan but have not been paid are deducted from net assets available for benefits. At December 31, 2007 there were no amounts allocated to withdrawing participants.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles as applied to defined contribution employee benefit plans requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on our future reported financial position.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on our financial statements.

3.     INVESTMENTS

Investments, at fair value, consisted of the following as of December 31:

	2007		2006
Cash	$63,831		$36,673

Mutual funds:
American Century International Discovery Fund	3,330,566	*	2,345,332	*
American Century Ultra Fund	0		783,805
Capital World and Growth Fund	2,121,669	*	1,465,049	*
Charles Schwab S&P 500 Fund	1,525,438	*	1,287,971	*
Fidelity Magellan Fund	0		877,950
Fidelity Puritan Fund	1,635,852	*	1,541,661	*
Harbor Capital Appreciation Fund	2,197,046	*	1,414,012	*
Hotchkis and Wiley Large Cap Value Fund	1,037,940		844,563
Janus Small Cap Value Fund	1,522,481	*	2,033,823	*
Pimco Total Return Fund	1,661,598	*	1,169,051	*
Thornburg Value Fund	2,990,163	*	2,375,095	*
Vanguard Short Term Investment Grade	849,666		581,640
Columbia Acorn Fund	659,169		0
	$19,531,588		$16,719,952

Money market funds:
Charles Schwab Advantage Money Fund	2,341,919	*	1,645,323	*

Self-directed accounts	1,036,284		1,090,280	*
Thomas Group, Inc. common stock	220,337		387,521
Participant loans	47,736		59,978
Total	$23,241,695		$19,939,727

* Represents 5% or more of the Plan’s net assets.

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) depreciated (appreciated) as follows:

Mutual funds	$518,762
Self-directed accounts	(76,016)
Thomas Group, Inc. common stock	283,312
$726,058

4.     PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest investments held by the Plan include 29,655 and 25,766 shares of Thomas Group, Inc. common stock at December 31, 2007 and 2006, respectively. The fair market value of this Plan investment was $220,337 and $387,521 at December 31, 2007 and 2006, respectively. Dividend income earned on the Thomas Group, Inc. common stock was $11,642 for the year ended December 31, 2007.

Participant loans held by the Plan totaled $47,736 and $59,978 at December 31, 2007 and 2006, respectively. New loans to participants totaled $52,789 during the year ended December 31, 2007 and  principal payments totaling $65,031 were applied against the outstanding loan balances.

Certain Plan investments are shares of mutual funds managed by The Charles Schwab Trust Company. The Charles Schwab Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

5.     PLAN TERMINATION

The Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.  A partial termination occurred in 2008.  See footnote.

6.     PLAN AMENDMENT

In an amendment dated December 20, 2006, the Plan was amended to modify the definition of compensation, modify specific portions of nondiscrimination testing, increase participant’s maximum contribution levels, remove restrictions on employer matching contributions, and make other changes required to keep the Plan in compliance with applicable IRS rules. Effective January 1, 2006 under this amendment, the Plan was amended to modify the nondiscrimination testing requirements related to those participants both under the age of 21 and credited with at least one year of service. Also effective January 1, 2006, were statutory changes to the Plan to reflect the final regulations for 401(k) plans issued by the IRS in December 2004.  Effective January 1, 2007 under this amendment, the definition of compensation will include base wages and overtime and exclude bonuses.  During 2006, bonuses paid to participants were subject to each participant’s contribution withholding percentages. Other modifications to the plan under this amendment effective January 1, 2007 include a change in the maximum participant contribution, as a percentage of compensation, to 100% of compensation, subject to IRS limits, from 35% prior to the amendment and the removal of all restrictions limiting employer matching contributions to a specific percentage of compensation.

Effective December 20, 2005, the Plan was amended to require a mandatory distribution for persons reaching the age of 70 ½ who are not employees. Participants reaching the age of 70 ½ and currently employed may defer payments until retirement.

6.     SUBSEQUENT EVENT

Subsequent to year end, the Company announced a reduction in force affecting approximately one-third of their employees as a part of a restructuring plan approved by its board of directors, resulting in a partial termination of the Plan.

In general, a partial termination is deemed to occur when an employer-initiated action results in a significant decrease in plan participation.  The law requires that all affected participants be fully vested in their account balance, including employer contributions, upon the date a partial plan termination.  As a result, sixteen participants with approximately $21,300 in unvested balances were immediately fully vested in these amounts on their date of termination.

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 72-0843540    Plan Number: 003

December 31, 2007

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value
	Cash		**	$63,831
	Money market funds:
*	Charles Schwab Trust Company	Advantage Money Fund	**	2,341,919

	Mutual funds:
	American Century	International Discovery Fund	**	3,330,566
	Capital	World Growth and Income	**	2,121,669
*	Charles Schwab Trust Company	S&P 500 Fund	**	1,525,438
	Fidelity Investments	Puritan Fund	**	1,635,852
	Harbor	Capital Appreciation Fund	**	2,197,046
	Hotchkis and Wiley	Large Cap Value Fund	**	1,037,940
	Janus	Small Cap Value Fund	**	1,522,481
	Pimco	Total Return Fund	**	1,661,598
	Thornburg	Value Fund	**	2,990,163
	Vanguard	Short Term Investment Grade	**	849,666
	Columbia Acorn Z	Mid Cap Growth Fund	**	659,169

*	Charles Schwab Trust Company	Personal Choice Retirement Account	**	1,036,284

*	Thomas Group, Inc.	Common stock, 29,655 shares	**	220,337

*	Participant loans	7.25% to 8.25% interest and varying maturities	**	47,736

	Total investments			$23,241,695

*      This is identified as a party-in-interest to the Plan. Charles Schwab Trust Company acts as the Plan’s trustee.

**   Historical cost information is omitted as permitted for participant-directed transactions under an individual account plan.

See Report of Independent Registered Public Accounting Firm.

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